UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 14, 2008

NUGENT ENGINE TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Florida	000-53322	26-2676697
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Howard Hughes Center, 6080 Center Drive 6th Floor, Los Angeles CA 90045
(Address of principal executive offices)

Registrant's telephone number, including area code: 310-694-8072

Enterprise V Corporation 5976 20th Street No 177, Vero Beach, FL 32966
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13 e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.01. Changes in Control of Registrant.

On October 14, 2008 Twenty Second Trust entered into a purchase agreement to acquire 2,100,000 aggregate Common shares through a private purchase for an aggregate purchase price of $61,905, and 100,000 aggregate Preferred shares through a private purchase for an aggregate purchase price of $3,095 of Nugent Engine Technologies Inc., a Florida Corporation (the "Issuer"). Twenty Second Trust now has a beneficial ownership of 100% of the Issuer's common stock based upon 2,100,000 outstanding aggregate registered common shares of stock, and 100% of the Issuer's preferred convertible stock based upon 100,000 outstanding aggregate unregistered preferred shares of stock, as of March 9, 2009.

ITEM 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective October 14, 2008, the board of directors appointed Micheal Nugent to serve as a member of our board of directors. Also effective October 14, 2008, Mr. William D Kyle and Mr. Robert Smith resigned as members of our board of directors and from all offices. There was no known disagreement with Mr. Kyle or Mr. Smith on any matter relating to the Company's operations, policies or practices.

On October 15, 2008, the board of directors appointed Micheal Nugent to act as our President, Secretary and Treasurer. Also on October 15, 2008 the board of directors appointed Robert Smith to act as our non-board Chief Executive Officer.

Micheal Nugent holds office and active roles with several private and public companies in the USA and Australia, including as the Founder, Chairman and CEO of Roadships America Inc. a private Florida company that is developing Short Sea Shipping Systems. He is the Founder and President of Cycclone Magnetic Engines Inc. a private Nevada company that is developing engine technology. He is President and CEO of Roman Acquisition Corp. a Nevada public company. He is Founder Chairman and CEO of Fire From Ice Films Inc. a private Nevada company that is partnering with feature film producers. He is CEO of Endeavour Logistics Pty Ltd a private Australian company that consults with Australian Transport Companies. He is also Chairman and CEO of Adbax Pty Ltd and Adbax Truckside Management Pty Ltd, 2 private Australian companies that provide truckside advertising as an affiliate of Truckads USA. Mr Nugent completed his discipline as a Diesel Fitter in 1983 with Cummins Diesel Sales and Service. Mr Nugent is a member of the Australian Institute of Company Directors, Marine Highways Cooperative, The Coastwise Coalition and the Advertising Federation of Australia.

Robert Smith is a Director and the Corporate Secretary of Enterprise IV Corporation: a 10-12G Blank Check Company; the co-Managing Member of Enterprise Creations LLC: a joint venture, and; the Managing Member of RKS Capital LLC, a business development solution provider. Mr. Smith has 20 plus cumulative years of management experience; 16 years at executive-level management; 12 plus years [hands-on] building start-ups and emerging companies; 10 years business development consultant. Extensive experience and success in strategic planning and management and capital acquisition (equity and private debt). Smith is a "nuts and bolts" business development professional with proven success working with development, start-up, emerging and growth companies in a variety of industries; with added emphasis on capital acquisition strategies and business plan development.

There are no family relationships between Mr. Nugent and any of our directors or executive officers. Mr. Smith is not a director, nor does he have any family relationships between the directors or any other executive officers.

Mr. Nugent has not had any material direct or indirect interest in any of our transactions or proposed transactions over the last two years. At this time, we do not have any employment agreement with Mr. Nugent or Mr. Smith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned hereunto duly authorized.

Nugent Engine Technologies Inc.

/s/ Micheal Nugent
Micheal Nugent
President
Date: March 9, 2008

<u>/s/ Robert Smith</u>
<u>Robert Smith</u>
Chief Executive Officer

Date: March 9, 2008